UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31715 / July 14, 2015

_____

In the Matter of   :
                                                                                       :
AMERICAN FUNDS INSURANCE SERIES   :
CAPITAL RESEARCH AND MANAGEMENT COMPANY   :
AMERICAN FUNDS DISTRIBUTORS, INC.   :
                                                                                       :
333 South Hope Street   :
Los Angeles, California 90071   :
                                                                                       :
(812-14325)   :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT.

American Funds Insurance Series, Capital Research and Management Company, and
American Funds Distributors, Inc. filed an application on June 27, 2014 and an amendment
to the application on May 7, 2015, requesting an order under section 12(d)(1)(J) of the
Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act granting an
exemption from sections 17(a)(1) and (2) of the Act. The order would permit certain
registered management investment companies to acquire shares of certain registered
open-end management investment companies that are outside the same group of investment
companies as the acquiring investment companies.

On June 17, 2015, a notice of the filing of the application was issued (Investment
Company Act Release No. 31677). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by American Funds Insurance Series, et. al. (File No. 812-14325) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary